SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

           Under the Securities Exchange Act of 1934 (Amendment No. __)

                             SPECIAL ACQUISITIONS, INC.
                                 (Name of Issuer)

                     Common Stock, Par Value $0.001 Per Share
                          (Title of Class of Securities)

                                      None
                                  (CUSIP Number)

                            Robert C. Weaver, Jr., Esq.
                                 721 Devon Court
                             San Diego, California 92109
                                 (858) 488-4433
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 20, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1. Name of Reporting Person
   French, Brian S.
   S.S. or I.R.S. Identification Nos. of above person

2  Check the appropriate box if a member of a group         (a)_____
                                                            (b)__X__

3  SEC use only

4  Source of funds                                          OO

5  Check box if disclosure of legal proceedings is
   required pursuant to Items 2(d) or 2(e)                  _____

6  Citizenship or place of organization                     USA

               7.  Sole Voting Power:                        2,000
Number of
Shares
Beneficially   8.  Shared Voting Power:                          0
Owned By
Each
Reporting      9.  Sole Dispositive Power:                   2,000
Person
With
               10. Shared Dispositive Power:                     0

11  Aggregate amount beneficially owned by each
    reporting person                                         2,000

12  Check box if the aggregate amount in row (11)
    excludes certain shares*                                ______

13  Percent of class represented by amount in row (11)       1.6 (1)

14  Type of reporting person*                               IN

(1) There are a total of 130,000 shares outstanding.

                               INTRODUCTION

The information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1.   Security and Issuer.

Common Stock, Par Value $0.001 Per Share
SPECIAL ACQUISITIONS, INC.

Item 2.   Identity and Background.

     (a)  Name: French, Brian S.

     (b)  Address: 1945 South Poplar Street, Denver, CO 80224

     (c)  Present principal occupation: CFO, Advanced Systems Group, Inc.

     (d) During the last five years, no Filing Party has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, no Filing Party was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: As to all Filing Parties, USA.

Item 3.   Source and Amount of Funds or Other Consideration

Issued on or about October 1999, in exchange for cancellation of indebtedness and cash.

Item 4.   Purpose of Transaction.

As to all Filing Party, acquired for services in the formation of the company, for investment purposes.

Item 5.   Interest in Securities of the Issuer.

     (a)                Aggregate number         Percentage
   French, Brian S.
     (b)
   French, Brian S.
Sole power to vote or direct the vote:                  2,000
Shared power to vote or to direct the vote:                 0
Sole power to dispose or to direct the disposition:     2,000
Shared power to dispose or to direct the disposition:       0

     (c) Transactions in the past sixty days or since the most recent filing of Schedule 13D, whichever is less: None

     (d) Not applicable

     (e) Date ceased to be the beneficial owner of more than 5% of the class of security: Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein, there are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) among the persons named in Item 2 herein and between such persons and any person with respect to the securities of the Company.

Item 7.   Materials to be filed as Exhibits.

None
                              Signature

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: 4-18-00

By:/s/_________________________
Brian S. French

[DESCRIPTION]          SAI FRENCH SCH 13D 00320


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18U.S.C. 1001)